UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited, 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Full Redemption of 8.00% Senior Notes due 2024
Attached to this Report on Form 6-K (this "Report") as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the "Company"), dated June 17, 2022, announcing the full redemption of its 8.00% Senior Notes due 2024 (the "2024 Notes").
Changes to the Board of Directors
Effective as of June 17, 2022, the Board of Directors of the Company (the “Board”) appointed Ms. Ulrike Helfer as a Term I Director until the Company’s 2024 annual meeting of shareholders, filling the vacancy created by the resignation of Mr. Henry (Hank) Mannix III, which was effective as of the same date. The Board has determined that Ms. Helfer qualifies as an independent director.
Ms. Helfer has more than 40 years of experience in the finance industry and more than 20 years of shipping experience. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). In 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece. She spent the preceding five years in Athens managing DVB’s local office by reporting directly to the CEO of the bank. In 2016, Ms. Helfer was asked by the Federal State of Schleswig-Holstein and the City of Hamburg to become a Member of the Board of Managing Directors of the newly established portfoliomanagement AöR. In this role Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.1 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. Ms. Helfer is also a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern.
Note Purchase Agreement
On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the offering of $350 million aggregate principal amount of its 5.69% Senior Secured Notes due 2027 (the "Notes") in a private placement (the "Offering"), pursuant to a note purchase agreement, dated June 14, 2022 (the "Note Purchase Agreement").
The Company used a portion of the proceeds from the private placement for the repayment of the remaining outstanding balance on its $236.2 Million Senior Secured Loan Facility, and the remainder is expected to be used for general corporate purposes, primarily the repayment of other outstanding consolidated indebtedness of the Company including the Company's 2024 Notes and Hellenic Bank Credit Facility.
An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly (commencing on October 15, 2022) on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.
The Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the "Subsidiary Guarantors") and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors.  In addition, the Notes are fully and unconditionally guaranteed by the Company.
Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated June 2, 2022, announcing the pricing of the Offering.
Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated June 16, 2022, announcing the closing of the Offering.
Attached to this Report as Exhibit 99.4 is a copy of the Note Purchase Agreement.
Quarterly Dividend on Preferred Shares
Attached to this Report as Exhibit 99.5 is a copy of the press release of the Company, dated June 8, 2022, announcing that the Company's Board of Directors declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.
New Forward Charter Agreement
Attached to this Report as Exhibit 99.6 is a copy of the press release of the Company, dated May 17, 2022, announcing a new forward agreement of a 48-52 month charter for the GSL Ningbo, a 2004-built containership with carrying capacity of 8,600 TEU.
The information contained in this Report  (excluding the commentary of George Youroukos in Exhibit 99.3 and Exhibit 99.6) is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343, 333-235305 and 333-258800) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: June 21, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer